UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                        SCHEDULE 13D

         Under the Securities Exchange Act of 1934
                     (Amendment No. 5)

                National Energy Group, Inc.
                      (Name of Issuer)

                        Common Stock
               (Title of Class of Securities)

                         163581 210
                       (CUSIP Number)

                    Marc Weitzen, Esq.
        Gordon Altman Butowsky Weitzen Shalov & Wein
              114 West 47th Street, 20th Floor
                  New York, New York 10036
                       (212) 626-0800

(Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications)

                     December 11, 1997
  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        SCHEDULE 13D

CUSIP No. 163581 210


1    NAME OF REPORTING PERSON
          High River Limited Partnership

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a) /X/
                                                      (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          WC;AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     7    SOLE VOTING POWER
               8,547,044

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               8,547,044

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
               8,547,044

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
                                                                      //


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               18.9%

14   TYPE OF REPORTING PERSON*
               PN

                        SCHEDULE 13D

CUSIP No. 163581 210


1    NAME OF REPORTING PERSON
          Riverdale LLC

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a) /X/
                                                      (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          WC;AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               8,547,044

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               8,547,044

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
               8,547,044

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               18.9%

14   TYPE OF REPORTING PERSON*
               CO

                        SCHEDULE 13D

CUSIP No. 163581 210


1    NAME OF REPORTING PERSON
          Gascon Partners
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a) /X/
                                                      (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          WC;AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     7    SOLE VOTING POWER
               300,000

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               300,000

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
               300,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
                                                                      //


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.7%

14   TYPE OF REPORTING PERSON*
               PN

                        SCHEDULE 13D

CUSIP No. 163581 210


1    NAME OF REPORTING PERSON
          Cigas Corp.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a) /X/
                                                      (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               300,000

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               300,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
               300,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
                                                                      //


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.7%

14   TYPE OF REPORTING PERSON*
               CO

                        SCHEDULE 13D

CUSIP No. 163581 210


1    NAME OF REPORTING PERSON
          Astral Gas Corp.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a) /X/
                                                      (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               300,000

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               300,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
               300,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
                                                                      //


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.7%

14   TYPE OF REPORTING PERSON*
               CO

                        SCHEDULE 13D

CUSIP No. 163581 210


1    NAME OF REPORTING PERSON
          ACF Industries, Incorporated
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a) /X/
                                                      (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          New Jersey


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               300,000

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               300,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
               300,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
                                                                      //


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.7%

14   TYPE OF REPORTING PERSON*
               CO

                        SCHEDULE 13D

CUSIP No. 163581 210


1    NAME OF REPORTING PERSON
          ACF Industries Holding Corp.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a) /X/
                                                      (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               300,000

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               300,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
               300,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
                                                                      //


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.7%

14   TYPE OF REPORTING PERSON*
               CO

                        SCHEDULE 13D

CUSIP No. 163581 210


1    NAME OF REPORTING PERSON
          Highcrest Investors Corp.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a) /X/
                                                      (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               300,000

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               300,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
               300,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
                                                                      //


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.7%

14   TYPE OF REPORTING PERSON*
               CO

                        SCHEDULE 13D

CUSIP No. 163581 210


1    NAME OF REPORTING PERSON
          Buffalo Investors Corp.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a) /X/
                                                      (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               300,000

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               300,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
               300,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
                                                                      //


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.7%

14   TYPE OF REPORTING PERSON*
               CO

                        SCHEDULE 13D

CUSIP No. 163581 210


1    NAME OF REPORTING PERSON
          Starfire Holding Corporation
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a) /X/
                                                      (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               300,000

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               300,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
               300,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
                                                                      //


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.7%

14   TYPE OF REPORTING PERSON*
               CO

                        SCHEDULE 13D

CUSIP No. 163581 210                     Page __ of __ Pages


1    NAME OF REPORTING PERSON
          Carl C. Icahn

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a) /X/
                                                      (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               8,847,044

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               8,847,044

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
               8,847,044

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
                                                                      //


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               19.6%

14   TYPE OF REPORTING PERSON*
               IN

                        SCHEDULE 13D

Item 1.   SECURITY AND ISSUER

          This Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on July 27, 1995, by High River Limited Partnership, a Delaware limited partnership ("High River"), Riverdale Investors Corp. Inc., a Delaware corporation ("Riverdale"), Gascon Partners, a New York general partnership ("Gascon Partners"),Cigas Corp., a Delaware corporation("Cigas") Astral Gas Corp., a New York corporation ("Astral"), ACF Industries, Incorporated, a New Jersey corporation ("ACF"), ACF Industries Holding Corp., a Delaware corporation ("ACF Holding"), Highcrest Investors Corp., a Delaware corporation ("Highcrest"), Buffalo Investors Corp., a New York corporation ("Buffalo") and Starfire Holding Corporation, a Delaware corporation ("Starfire") (collectively, the "Registrants") amended on July 22, 1996, August 9, 1996, September 4, 1996 and June 17, 1997 is further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the original Schedule 13D previously filed by the Registrants.

Item 2. IDENTITY AND BACKGROUND

          Item 2 is hereby amended by adding the following:

          The persons filing this statement are Gascon
Partners, a New York general partnership ("Gascon Partners"),Cigas Corp., a Delaware corporation("Cigas") Astral Gas Corp., a New York corporation ("Astral"), ACF Industries, Incorporated, a New Jersey corporation ("ACF"), ACF Industries Holding Corp., a Delaware corporation ("ACF Holding"), Highcrest Investors Corp., a Delaware corporation ("Highcrest"), Buffalo Investors Corp., a New York corporation ("Buffalo") and Starfire Holding Corporation, a Delaware corporation ("Starfire"). The principal business address and the address of the principal office of the Registrants is 100 South Bedford Road, Mount Kisco, New York 10549, with the exception of ACF, whose principal business address and the address of its principal office is 3301 Rider trail South, Earth City, Missouri 63045.

          Astral and Cigas are the general partners of Gascon Partners. Cigas is wholly-owned by Carl C. Icahn.
Astral is a wholly-owned subsidiary of ACF. ACF is a wholly-owned subsidiary of ACF Holding. ACF Holding is a wholly-owned subsidiary of Highcrest. Highcrest is 99.34% owned by Buffalo and the remainder is owned by Carl C. Icahn
Foundation. Buffalo is a wholly-owned subsidiary of Starfire. Starfire is wholly-owned by Carl C. Icahn.


          Registrants may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Securities
Exchange Act of 1934, as amended (the "Act").


Item 5.  INTEREST IN SECURITIES OF ISSUER

          Item 5 is hereby amended by deleting the first paragraph inserting the following in place thereof:

          As of the close of business on December 11, 1997, Registrants may be deemed to beneficially own in the aggregate 8,847,044 shares of common stock, par value $.01 per share, of the Issuer (the "NEG Common Stock"), representing approximately 19.6% (computed in accordance with the rule 13d-3(d)(1) of the Issuer's outstanding common stock as of November 10, 1997 in the Issuer's most recent filing on Form 10-Q dated November 14, 1997 filed with the Securities and Exchange Commission. Registrants have direct beneficial ownership of the Common Stock as follows:


               Number of Shares    Approximate Percentage
Name           NEG Common Stock    of Outstanding Shares
                                   (computed in accordance with
                                   the rue 13d-3(d)(1))

High River         8,547,044              18.9%
Gascon Partners      300,000               0.7 %



The following table sets forth all transactions with respect to Shares effected during the past sixty days by the Registrants. The transactions set forth below reflect High River's purchase of Shares offered by the Issuer in a public offering and Gascon Partners's receipt of a warrant to purchase 300,000 shares of common stock.



TRADE DATE     PRICE PER SHARE ($)   SHARES PURCHASE
                                     BY HIGH RIVER




12/11/97       3.626               290,000
               3.5                 29,500
               3.53                15,000



                                   WARRANT TO PURCHASE
                                   SHARES OF COMMON STOCK

07/11/97       *                   300,000



* The registrants received the warrant in connection the purchase of interests in oil and gas programs. The transaction is described in the Letter Agreement Prospect
Participation NEG Exploration Prospects and the Warrant to
Purchase 300,000  of Common Stock of National Energy Group,
Inc., appended here as Exhibits 2 and 3 respectively and incorporated by reference.



ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended by adding the following:

     Registrants are party to the revised Joint Filing
Agreement appended here as Exhibit 1, Letter Agreement Prospect Participation NEG Exploration Prospects ("Letter Agreement") appended here as Exhibit 2 and incorporated by reference, and the Warrant to Purchase 300,000 of Common Stock of National Energy Group, Inc "(Warrant") appended here as Exhibit 3 and incorporated by reference. The Letter Agreement expresses the mutual understanding between the Issuer and Icahn Associates Corp. with respect to participation in various oil and gas exploration prospects of the Issuer.
The Warrant isued to Gascon Partners is a warrant to purchase three hundred thousand (300,000) shares of Common Stock, $0.01 par value of the Isuer at a price of three dollars ($3.00) per share
(the "Exercise Prise"), subject to certain adjustment as set out in the Warrant.



ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

     Item 7 is hereby amended by adding the following:

     Exhibit 1. Joint Filing Agreement
     Exhibit 2. Letter Agreement Prospect Participation NEG Exploration
     Prospects
     Exhibit 3. Warrant to Purchase 300,000 Shares of Common
     Stock of National Energy Group, Inc.
                         SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 1997

                              RIVERDALE LLC

                              By:  /s/ Carl C. Icahn
                                   Carl C. Icahn
                              Its: Member


                              HIGH RIVER LIMITED PARTNERSHIP

                              By:  RIVERDALE LLC
                              Its: General Partner

                              By:  /s/ Carl C. Icahn
                                   Carl C. Icahn
                              Its: Member


                              GASCON PARTNERS

                              By: CIGAS CORP.
                              Its: Managing General Partner

                              By:  /s/ Edward e. Mattner
                                   Edward E. Mattner
                              Its: President


                              CIGAS CORP.
                              By: /s/ Edward E. Mattner
                                   Edward E. Mattner
                              Its: President


                              ASTRAL CORP.
                              By: /s/ Edward E. Mattner
                                   Edward E. Mattner
                              Its: President



[Signature Page of 13D Amendment No. 5 with respect to
National Energy Group, Inc.]


                              ACF INDUSTRIES, INCORPORATED

                              By:  /s/ James J. Unger
                              James J. Unger
                              Its: Vice Chairman of the
                                   Board


                              ACF INDUSTRIES HOLDING CORP.

                              By: /s/ Richard T. Buonato

                              Richard T. Buonato
                              Its:  Vice President and
                                   Secretary


                              HIGHCREST INVESTORS CORP.

                              By:  /s/ Richard T. Buonato
                              Richard T. Buonato
                              Its: Senior Vice President
                                    and Treasurer


                              BUFFALO INVESTORS CORP.

                              By:/s/Edward E. Mattner
                                   Edward E. Mattner
                              Its:  President and Treasurer


                              STARFIRE HOLDING CORPORATION

                              By: /s/ Richard T. Buonato
                                   Richard T. Buonato
                              Its: Vice President, Treasurer
                                   and Controller



                              Carl C. Icahn

                              By: /s/Carl C. Icahn
                              Carl C. Icahn







[Signature Page of 13D Amendment No. 5 with respect to
National Energy Group, Inc.]